FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”) Suite 2300 – 1177 West Hastings Street Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

August 23, 2013

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is August 23, 2013. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they are focussing work on the Debora Gold Property, Cajamarca, Peru and, that they have allowed their properties within the Cordillera del Condor are of Peru to lapse.

Item 5.	Full Description of Material Change

The Issuer reports that it will be proceeding with the next work program on its Deborah property, in southern Cajamarca region, which will consist of about 800 metres of hand trenching and channel sampling on both the Central and Northeast targets (http://www.doratoresources.com/s/Cajamarca.asp). As well, the soil sample grid at the Northeast Target will be extended to the north to close off the multi-element anomaly there. The work program is subject to the Issuer raising adequate funding.

Due to current market conditions, the Issuer was unable to raise sufficient funds to cover the title payments on the properties within the Cordillera del Condor, located in northern Peru. The mineral titles have been allowed to expire, as required under Peruvian law.

The Issuer continues to review properties of merit in Peru.

The Issuer will be holding its Annual General and Special Meeting of shareholders on September 27, 2013. At the meeting, in addition to appointing the directors and auditors, the shareholders will be asked to vote on a resolution to consolidate the Issuer’s share capital on a 20:1 basis, which will help facilitate the Issuer in raising funds for the exploration program on the Deborah property.

About Dorato Resources Inc.

The Issuer is a mineral exploration Issuer focused on the highly prospective Northern Peru copper-gold porphyry-epithermal belt. The Cajamarca Region is an established mining district with excellent infrastructure.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward- looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supreme decree from Peruvian authorities and other risks and uncertainties disclosed in the Issuer’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Anton Drescher, CFO
Business Telephone No.: (604) 638-5817

Item 9.	Date of Report

August 23, 2013